Exhibit (a)(5)

Frequently-Asked Questions and Answers about HR Programs February 6, 2009

US Questions

Benefits

Will AMO employees receive three week’s vacation?

We will provide details on Abbott’s vacation policy during the benefits meetings in February.

Will AMO’s floating holiday accruals be paid out or rolled over into Abbott?

The details on handling of holiday accruals have not been finalized.  However, employees will not lose holiday accruals they have already earned.

What is Abbott’s sick pay policy?

Abbott offers highly-competitive income protection benefits at no cost to employees, including both short and long-term programs. You will receive information about Abbott’s sick pay policies during the benefits meetings in February.  California employees will have the opportunity to participate in Abbott’s programs by joining Abbott’s Voluntary Plan.

I currently have the Kaiser HMO plan (spouse & child). Will my monthly payroll deduction increase or decrease?

Abbott does offer the Kaiser HMO option for California employees.  While many features of the Abbott Kaiser HMO option will be the same, you will see some differences in coverage and copayments due to differences in the employer contracts with Kaiser.  You will receive complete information about Abbott benefit options, including benefit summaries and employee contribution amounts, at the benefits meetings in February.

Will our 401k plan be transferred from JP Morgan?

Abbott and AMO integration team members are still working together to determine how to transition 401(k) benefits. We will explain the outcome during the benefits meetings in February.  Thanks for your patience as we work through the issues.

At AMO we have CIGNA which is great for the west coast but a lot of us, in the field, find it difficult to find CIGNA professionals in our area. Can we expect a change to another, more diversified, health insurance provider?

Abbott offers four national PPO options with two different national networks.  Most people find their preferred providers participate in at least one of these networks.  You will receive complete information about Abbott benefit options, including benefit summaries and employee contribution amounts, at the benefits meetings in February.